January 18, 2013

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	Excelsior Private Markets Fund II (TI), LLC (File No. 811-22475)

Excelsior Private Markets Fund II (TI), LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the period ending October 31, 2013:

1.  A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as Exhibit A).

2.  A copy of the resolutions which were adopted by the Board of Managers of the Fund, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.  A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4.  If the Fund did not participate in the Bond, the Fund would have maintained a single-insured bond in the amount of $200,000.00, as required under Rule 17g-1 paragraph (d).

Securities and Exchange Commission

January 18, 2013

5.  The premium for the Bond has been paid through October 31, 2013.

If you have any questions, please do not hesitate to contact me at (203) 352-4400.

Sincerely,

/s/ Steven L. Suss
Steven L. Suss

cc:  Marina Belaya